SPECIAL SAUCE, INC.

Financial Statements

Unaudited

December 31, 2021, and 2020

Special Sauce, Inc.

Index to Financial Statements

Special Sauce, Inc.
Balance Sheet
As of December 31, 2021, and 2020

	Year Ended Dec 31, 2021	Year Ended Dec 31, 2020
ASSETS		
Current Assets		
Checking/Savings		
SVB Checking (1936)	$2,859	$4,300
SVB Savings (1416)	519	0
Total Checking/Savings	3,378	4,300
Other Current Assets		
Inventory	2,311	0
Total Other Current Assets	2,311	0
Total Current Assets	5,689	4,300
Property and Equipment		
Computer & Equipment	1,188	0
Accumulated Depreciation	(238)	0
Total Fixed Assets	950	0
Other Assets		
Organization Costs	0	0
Total Other Assets	0	0
TOTAL ASSETS	$6,639	$4,300
LIABILITIES & EQUITY		
Accounts Payable	800	0
Equity		
Capital Stock	22,529	4,300
Retained Earnings		0
Net Income	(16,690)	0
Total Equity	5,839	4,300
TOTAL LIABILITIES & EQUITY	$6,639	$4,300

Management Purpose Financial Statement "No assurance is provided"

Special Sauce, Inc.
Statement of Operations
For the Period Ended December 31, 2020
and the Year Ended December 31 2021

	Year Ended Dec 31, 2021	Year Ended Dec 31, 2020
Ordinary Income/Expense		
Income		
Merchandise Sales	$ 2,057	$ 0
Total Income	2,057	0
Cost of Goods Sold		
Cost Of Costs Sold	1,000	0
Total COGS	1,000	0
Gross Profit	1,057	0
Expense		
Advertising and Promotion	391	0
Bank Service Charges	55	0
Computer and Internet Expenses	632	0
Continuing Education	94	0
Depreciation Expense	238	0
Dues and Subscriptions	1,166	0
Gifts	82	0
Meals and Entertainment	81	0
Office Supplies & Software	919	0
Organization Costs Expense	3,583	0
Outside Services	4,949	0
Postage & Mailing	92	0
Professional Fees	4,236	0
Taxes	1,250	0
Total Expense	17,768	0
Net Ordinary Income	(16,711)	0
Other Income/Expense		
Other Income		
Interest Income	21	0
Total Other Income	21	0
Net Other Income	21	0
	$ (16,690)	$ 0

Management Purpose Financial Statement "No assurance is provided"

Statement of Owners' Equity
For the Period Ended December 31, 2020
and the Year Ended December 31 2021

Beginning Owners Equity 11-24-2020		-
Owners Capital Contributions	$	4,300
Net Income		0
Owners’ Equity December 31, 2021		4,300
Owners Capital Contributions		18,229
Net Income		(16,690)
Owners’ Equity December 31, 2021	$	5,839

Management Purpose Financial Statement "No assurance is provided"

Statement of Cash Flows
For the Period Ended December 31, 2020
and the Year Ended December 31 2021

	Year Ended 31-Dec-21	Year Ended 12-Jul-05
OPERATING ACTIVITIES		
Net Income	$(16,690)	$ 0
Adjustments to reconcile Net Income to net cash provided by operations:		
Accounts Payable	800	
Inventory	(-2,311)	0
Net cash provided by Operating Activities	(-18,201)	0
INVESTING ACTIVITIES		
Accumulated Depreciation	238	0
Purchase of Fixed Assets	(-1,188)	0
Organization Costs	0	0
Net cash provided by Investing Activities	(-950)	0
FINANCING ACTIVITIES		
Capital Stock	18,229	4,300
Net cash provided by Financing Activities	18,229	4,300
Net cash increase for period	(-922)	4,300
Cash at beginning of period	4,300	0
Cash at end of period	$ 3,378	$4,300

Management Purpose Financial Statement "No assurance is provided"

Notes to Financial Statements

1. Organization and Nature of Business

Special Sauce, Inc., d/b/a BlackFULLness (the "Company"), was incorporated in Delaware State on November 24, 2020, as a C-Corp and has continued those operations to the present. The Company is a Holistic Well-Being and culturally relevant mindfulness education and exercises mobile app, accessed through Android and Apple mobile app. The app is for stress reduction and healing justice and includes group and community opportunities to learn about and practice mindfulness in easy to use and effective ways.

The Company did not generate any revenue in 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2020, and December 31, 2021, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2020, and December 31, 2021. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of, [five] years for office equipment and site-related computer hardware and software, and [five] years for furniture.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company may invest its excess cash in low-risk, highly liquid money market funds and certificates of deposit with a major financial institution.

Significant customers are those which represent more than 10% of the Company's total revenue or gross accounts receivable balance at each balance sheet date. During the years ended December 31, 2021, and 2020, the Company did not have any customers that accounted for 10% or more of total revenue

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, *Revenue from Contracts with Customers*

Accrued Expenses

The Company accrues for income taxes, sales taxes and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Income Tax

The Company registered with the Franchise Tax Board in California as a Corporation on November 20, 2020. The entity is required to pay a minimum tax of $800 to the State of California and an annual $450 registration fee to the state of Delaware.

3. Accrued Expenses

As of December 31,	**2021**	**2020**
Accrued tax	$ 800	$ -
Accrued other	-	-
Accrued expenses	$ 800	$ -

4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of December 31, 2020, and December 31, 2021.

5. Loans

The Company has no loans to Related or Unrelated Third Parties.

6. Property and Equipment

Property and Equipment consisted of Computers & Equipment with a cost of $1,188 and accumulated depreciation of $238 as of December 31, 2021. The Company had no Property and Equipment as of December 31, 2020.

7. Subsequent Events

The Company evaluated subsequent events from December 31, 2021, the date of these financial statements, through August 25, 2022, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus (“COVID-19”) to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.